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October 19, 2022

VIA CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

Re:	Post-effective Amendment No. 2 to Registration Statement on Form S-3 to S-1

Brighthouse Life Insurance Company of NY

Brighthouse Shield® Level Select 6-Year Annuity

File No. 333-265199

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company of NY (the “Company”), I am clarifying one of its responses to the staff comments you conveyed to me on October 7, 2022 with regard to the Company’s above-referenced Post-Effective Amendment No. 2. The Company provided responses to you via a Correspondence filing on October 14, 2022. On that same day, the Company also filed Post-Effective Amendment No. 3 reflecting revisions in response to the Staff’s comments. To be clear, this clarifying response does not necessitate any changes to Post-Effective Amendment No. 3.

This letter also has been submitted as Correspondence.

The Company offers the following clarification to its October 14th response to the staff’s Comment #3, which we restate below for your convenience:

Comment: Please confirm and clarify the Company’s compliance with Form S-1, Item 11A.

Clarifying Response: The Company confirms that there are no material changes in its affairs which have occurred since the end of the latest fiscal year for which audited financial statements were included in its latest Form 10-K and that have not been described in a Form 10-Q filed under the Exchange Act.

We appreciate the Staff’s ongoing review of and any forthcoming comments on Post-Effective Amendment No. 3. If you have any additional questions or concerns, please call me at (212) 389-5080.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

October 19, 2022 Page 2

Very truly yours,

/s/ Dodie C. Kent
Dodie C. Kent

Partner
Eversheds Sutherland (US) LLP

cc:	Michele H. Abate, Vice President & Associate General Counsel, Brighthouse

Alyson Saad, Managing Corporate Counsel, Brighthouse